Exhibit 99.1

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Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars	Note	June 30,	December 31,	January 1,
(Unaudited)		2011	2010	2010
			(Note 16)	(Note 16)

ASSETS
Current assets
Cash and cash equivalents		$30,593	$28,463	$26,414
Restricted cash		1,789	1,776	802
Funds receivable from payment processors		8,066	4,624	5,855
Security deposits		2,628	2,123	2,463
Accounts receivable		2,209	2,054	1,907
Prepaid expenses and other assets		1,485	1,179	898
Total current assets		46,770	40,219	38,339

Non-current assets
Property and equipment		1,849	1,611	607
Intangible assets	9	4,873	4,844	2,014
Goodwill	10	2,580	2,580	2,580
Deferred tax assets		551	984	945
Other assets		467	613	1,033
Total non-current assets		10,320	10,632	7,179
Total assets		$57,090	$50,851	$45,518

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$2,945	$3,679	$2,820
Provisions	11	84	102	267
Current portion of other liabilities		654	629	609
Payable to loyalty program partners		37,413	31,337	30,215
Total current liabilities		41,096	35,747	33,911

Non-current liabilities
Other liabilities		845	951	301
Total non-current liabilities		845	951	301

Total liabilities		41,941	36,698	34,212

SHAREHOLDERS’ EQUITY
Share capital	13	57,288	56,683	56,662
Contributed surplus		9,441	9,255	8,677
Accumulated other comprehensive income		190	297	-
Accumulated deficit		(51,770)	(52,082)	(54,033)
Total shareholders’ equity		15,149	14,153	11,306
Total liabilities and shareholders’ equity		$57,090	$50,851	$45,518

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of United States dollars, except per share amounts	Note	For the three months		For the six months
(Unaudited)		ended		ended
		June 30,	June 30,	June 30,	June 30,
		2011	2010	2011	2010
			(Note 16)		(Note 16)
REVENUE
Principal		$30,766	$20,063	$57,463	$41,900
Other partner revenue		1,955	1,595	3,726	3,259
Interest		4	5	9	6
Total Revenue		32,725	21,663	61,198	45,165

EXPENSES
Direct cost of principal revenue		26,519	17,356	49,904	36,643
Employment costs		3,258	2,650	6,502	5,331
Marketing & communications		348	282	627	544
Technology services		156	224	302	435
Depreciation and amortization		563	152	1,008	287
Foreign exchange gain		(24)	(13)	(92)	(35)
Operating expenses		1,071	918	2,177	1,750
Total Expenses		31,891	21,569	60,428	44,955

OPERATING INCOME		834	94	770	210
Interest and other charges		(17)	6	(17)	21
EARNINGS BEFORE INCOME TAX		851	88	787	189
Deferred income tax expense (recovery)		350	-	475	(342)
NET INCOME		501	88	312	531

OTHER COMPREHENSIVE LOSS
(Loss) Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $10 and expense of $50 for the three and six months ended June 30, 2011 (2010 – $95 and $7)		(26)	(212)	127	16
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $46 and $92 for the three and six months ended June 30, 2011 (2010 – $18 and $26)		(116)	(39)	(234)	(57)
Other comprehensive loss for the period, net of income tax		(142)	(251)	(107)	(41)

TOTAL COMPREHENSIVE INCOME (LOSS)		$359	$(163)	$205	$490

EARNINGS PER SHARE
Basic earnings per share	12	$0.03	$0.01	$0.02	$0.04

Diluted earnings per share	12	$0.03	$0.01	$0.02	$0.04

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

		Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Note	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
(Unaudited)			Surplus		gains/(losses)	other com-	deficit	equity
					on cash flow	prehensive
					hedges	income
Balance at December 31, 2010	16	$56,683	$9,255	$65,938	$297	$297	$(52,082)	$14,153
Net income		-	-	-	-	-	312	312
Other comprehensive loss		-	-	-	(107)	(107)	-	(107)
Total comprehensive income		-	-	-	(107)	(107)	312	205
Effect of stock option compensation plan		-	332	332	-	-	-	332
Share issuances		605	(146)	459	-	-	-	459
Balance at June 30, 2011		$57,288	$9,441	$66,729	$190	$190	$(51,770)	$15,149

Balance at January 1, 2010	16	$56,662	$8,677	$65,339	$-	$-	$(54,033)	$11,306
Net income		-	-	-	-	-	531	531
Other comprehensive loss		-	-	-	(41)	(41)	-	(41)
Total comprehensive income		-	-	-	(41)	(41)	531	490
Effect of stock option compensation plan		-	315	315	-	-	-	315
Share Issuances		3	-	3	-	-	-	3
Balance at June 30, 2010		$56,665	$8,992	$65,657	$(41)	$(41)	$(53,502)	$12,114

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars	Note	For the three months		For the six months
(Unaudited)		Ended		Ended
		June 30,	June 30,	June 30,	June 30,
		2011	2010	2011	2010
			(Note 16)		(Note 16)
Cash flows from operating activities
Net income for the period		$501	$88	$312	$531
Adjustments for:
Depreciation of property and equipment		127	82	230	147
Amortization of intangible assets		436	70	778	140
Unrealized foreign exchange loss		738	302	394	554
Equity-settled share-based payment transactions	14	163	153	332	315
Deferred income tax expense (recovery)		350	-	475	(342)
Unrealized net (gain) loss on derivative contracts designated as cash flow hedges		(198)	(365)	(150)	(60)
Changes in non-cash balances related to operations	8	(1,410)	(3,406)	981	(682)
Net cash provided (used in) by operating activities		707	(3,076)	3,352	603

Cash flows from investing activities
Acquisition of property and equipment		(308)	(836)	(468)	(881)
Additions to intangible assets		(291)	(1,732)	(807)	(2,249)
Changes in restricted cash		-	471	-	(950)
Net cash used in investing activities		(599)	(2,097)	(1,275)	(4,080)

Cash flows from financing activities
Proceeds from exercise of share options	13	410	2	458	2
Net cash provided by financing activities		410	2	458	2

Net increase (decrease) in cash and cash equivalents		518	(5,171)	2,535	(3,475)
Cash and cash equivalents at beginning of the period		30,810	27,857	28,463	26,414
Effect of exchange rate fluctuations on cash held		(735)	(300)	(405)	(553)
Cash and cash equivalents at end of the period		$30,593	22,386	$30,593	$22,386

Interest Received		4	5	10	6
Interest Paid		-	-	-	-

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statement of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2011 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2010, which were prepared under Canadian generally accepted accounting principles (“Canadian GAAP”), are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements are for part of the period covered by the first IFRS annual financial statements and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in Note 16. This note includes reconciliations of equity and total comprehensive income for comparative periods and of equity at the date of transition reported under Canadian GAAP to those reported for those periods and at the date of transition under IFRS.

These condensed consolidated interim financial statements were approved by the Board of Directors on August 9, 2011.

(b) Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivative financial instruments which are measured at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Functional and presentation currency

These condensed consolidated interim financial statements are presented in US dollars (US$), which is the Corporation’s functional currency. Each of the Corporation’s wholly-owned subsidiaries determines its own functional currency, which is also US$, and items included in the financial statements of each subsidiary are measured using that functional currency (US$). All financial information presented in US$ has been rounded to the nearest thousand, except for per share amounts.

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(d) Use of estimates and judgements

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management applying the Corporation’s accounting policies and the key sources of estimation uncertainty are expected to be the same as those to be applied in the first annual IFRS financial statements.

On an ongoing basis, the Corporation evaluates its estimates and judgements, including those related to provisions for doubtful accounts, the provision for transaction losses (credit card chargebacks), utilization of tax losses, share-based payments, revenue recognition, lease classification, and the valuation of goodwill, intangible assets and long-lived assets. The Corporation bases its judgements on consideration of all facts and circumstances surrounding financial statement items and transactions relating thereto. Estimates are based on historical experience adjusted as appropriate for current circumstances and on various other assumptions that it believes to be reasonable under the circumstances.

The key judgements, estimates and assumptions made in applying accounting policies that have the most significant effect on the amounts recognized in these condensed consolidated interim financial statements are as follows:

(i) Revenue Recognition and Presentation

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), the components are assigned to one or more separate units of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.

Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the stand-alone value to the customer.

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue or direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction.

Where the Corporation’s role in a transaction is that of principal, revenue is recognized on a gross basis. This requires principal revenue to comprise the gross value of the transaction billed to the customer with any related expenditure charged as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

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(ii) Recognition of Deferred Tax Assets

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future against which the reversal of temporary differences can be deducted and deferred tax assets can be utilized. Recognition therefore involves a degree of estimation and judgement regarding the future financial performance of the particular legal entity in which the deferred tax assets have been recognized.

(iii) Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement and estimates that use inputs that may not be readily observable.

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount and allocates the excess, if any, to the corresponding cash generating units (or “CGUs”). In calculating the net present value of the future cash flows associated with the CGU, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgement. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management performs forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining the value in use of the CGU associated with the goodwill.

On transition to IFRS, the Corporation elected not to apply IFRS 3, Business Combinations, retrospectively as the difficulty in applying these requirements to business combinations that occurred prior to its transition date exceeded any potential benefits. Goodwill arising before the date of transition to IFRS amounted to $4,205. Had the Corporation elected to apply the accounting for business combinations retrospectively, it may have led to an increase or decrease in goodwill recognized on acquisition.

(iv) Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Property and equipment also represent a significant proportion of the asset base of the Corporation. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Corporation’s financial position and performance.

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The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statement of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS balance sheet at January 1, 2010 for the purpose of the transition to IFRS, as required by IFRS 1. The impact of the transition from Canadian GAAP to IFRS is explained in Note 16.

(a) Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Corporation and all its wholly-owned subsidiaries. Subsidiaries are entities over which the Corporation has control, where control is defined as the power to govern financial and operating policies. The Corporation has 100% of the voting rights in all its subsidiaries. Subsidiaries are fully consolidated from the date control is transferred to the Corporation, and are de-consolidated from the date control ceases.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b) Revenue recognition

The Corporation’s revenue is categorized as principal, other partner revenue, and interest and is generated through the technology and marketing services provided to loyalty program partners and their customers. Revenue is measured at the fair value of the consideration received or receivable.

When deciding the most appropriate basis for presenting revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. Where the Corporation’s role in a transaction is that of principal, revenue is recognized on a gross basis. Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Revenue from the rendering of services is recognized when the following criteria are met:

  The amount of revenue can be measured reliably;
  The stage of completion can be measured reliably;
  The receipt of economic benefits is probable; and
  Costs incurred and to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:

  The risks and rewards of ownership, including managerial involvement, have transferred to the buyer;
  The amount of revenue can be measured reliably;
  The receipt of economic benefits is probable; and

  Costs incurred or to be incurred can be measured reliably.

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The Corporation’s revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various loyalty programs. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing, wholesaling and transferring of loyalty currency for loyalty program partners. The Corporation’s role as the principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing, pricing and commercial transaction support and is the primary obligor in the arrangement. As well, the Corporation assumes substantive credit and/or inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis. Related costs are recorded as part of direct costs of principal revenue.

(ii)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees relate to up- front charges to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenue for the term of the contract. These technical design and development fees are recorded as multiple component arrangements. When a single sales transaction requires the delivery of more than one product or service (separately identifiable components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to the customer and the fair value associated with the product or service can be measured reliably. As such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(iii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand-alone value to the loyalty program partner. This revenue is recognized based on the stage of completion at the end of each reporting period.

(iv)

Hosting fees are charged to certain loyalty program partners for the hosting of web-based services carried out by the Corporation. These fees are charged monthly to the loyalty program partners over the expected life of the agreement. Revenue is recognized on a monthly basis over the term of the contract as it approximates the period of expected benefit.

Other Partner Revenue

Other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing, wholesaling and transferring of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Revenues generated when the Corporation takes an agency role are recorded on a net basis. Other partner revenue also includes other revenues received from partners which are not transactional in nature but have been earned in the period, such as management fees charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation.

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Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved Investment Policy. Interest revenue is recognized when earned on an accrual basis.

(c) Foreign currency translation

The functional and presentation currency of the Corporation is the US dollar.

Transactions in currencies other than the Corporation’s functional currency (foreign currency) are recognized at the average exchange rates during the specific period. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Foreign exchange gains and losses on monetary items are recognized in profit or loss; except for qualifying cash flow hedges which are deferred in accumulated other comprehensive income in shareholders’ equity.

(d) Financial instruments

Financial assets and financial liabilities, in respect of financial instruments, are recognized on the Corporation’s balance sheet when the Corporation becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

(i) Non-derivative financial assets

Non-derivative financial assets are comprised of the following: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred. All financial instruments are initially measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is measured at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. This category is comprised of certain investments in equity and debt instruments, stand-alone derivatives, other than those designated as hedging items, and embedded derivatives requiring separation. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Corporation currently carries no such investments.

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Held-to-maturity financial assets

If the Corporation has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Corporation from classifying investment securities as held-to-maturity for the current and the following two financial years. The Corporation currently carries no held-to-maturity investments.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity. The Corporation currently carries no available-for-sale investments.

(ii) Non-derivative financial liabilities

The Corporation has the following non-derivative financial liabilities: accounts payable and accrued liabilities and payable to loyalty program partners.

Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation’s non-derivative financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Funds receivable from payment processors	Loans and receivables	Amortized cost
Security deposits	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Non-derivative financial liabilities	Amortized cost
Payable to loyalty program partners	Non-derivative financial liabilities	Amortized cost

(iii) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

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(iv) Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures. On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar, the EURO and the British Pound. The changes in fair value of hedging derivatives designated in cash flow hedges are recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in profit or loss. Gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items are recognized in profit or loss. The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets or current portion of other liabilities.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(e) Cash and cash equivalents

Cash and cash equivalents include highly liquid investments (term deposits) with maturities of three months or less at the date of purchase, and are carried at amortized cost which approximates their fair value because of the short-term nature of the instruments.

(f) Funds receivable from payment processors

Funds receivable from payment processors represent amounts collected from customers on behalf of the Corporation and are typically deposited directly to the Corporation’s bank account within three business days from the date of sale.

(g) Security deposits

Security deposits are amounts held by the Corporation’s payment processors as collateral in accordance with the terms of the credit card processing agreements. This collateral balance is based on a percentage of the Corporation’s processing volume over the past six months.

(h) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition for its intended use.

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When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized within other income in profit or loss.

(ii) Depreciation

Depreciation is based on the estimated useful lives of the assets using the following methods and annual rates:

Furniture and equipment	20% diminishing balance basis
Computer equipment	30% diminishing balance basis
Software	straight-line over 3 years
Leasehold improvements	straight-line over shorter of useful life or the lease term

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(i) Intangible assets

(i) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the fair value. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time.

(ii) Internal use software development costs

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

  It is technically feasible to complete the software product so that it will be available for use;
  Management intends to complete the software product and use or sell it;
  There is an ability to use or sell the software product;
  It can be demonstrated how the software product will generate probable future economic benefits;
  Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
  The expenditure attributable to the software product during its development can be reliably measured.

Development costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific product. The capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, is recognized in profit or loss as incurred.

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(iii) Amortization

Patents are amortized over the useful life of the patent, commencing when the patents have been registered. As of June 30, 2011, the Corporation does not have any registered patents. Registered trademarks have been determined to have an indefinite life and are therefore not amortized.

Internal use software development costs are amortized on a straight-line basis over 3 years.

Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(j) Impairment

In accordance with IAS 36, Impairment of Assets, the Corporation evaluates the carrying value of non-financial assets with definite lives whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment has occurred if the carrying value of an asset is not recoverable. In addition, long-lived assets that are not amortized are subject to an annual impairment assessment. Any impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated each year at the same time. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit.

The Corporation evaluates impairment losses for potential reversals, other than goodwill impairment, when events or changes in circumstances warrant such consideration. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(k) Share-based payment transactions

Employees

The Corporation has a share option plan that allows directors, officers and employees to acquire shares of the Corporation. Options generally vest over a period of three years. The maximum term of an option is five years from the date of grant. For awards with graded vesting, each tranche in an award is considered a separate grant with a different vesting date and fair value. The fair value of each tranche is recognized over its respective vesting period. The fair value of each tranche is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over the option’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. Any consideration paid on the exercise of stock options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

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Non-employees

For share-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the equity instrument issued.

(l) Deferred costs

In relation to the Corporation’s technology design and development revenue involving revenue arrangements with separately identifiable components, the Corporation incurs direct upfront contract revenue initiation costs associated with the website application design and development. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue. These costs are deferred and amortized over the expected life of the agreement. The current portion of deferred costs is included in prepaid expenses and other assets whereas the non-current portion of deferred costs is included in other assets.

(m) Payable to loyalty program partners

Payable to loyalty program partners includes amounts collected through ecommerce services for retailing, wholesaling and other loyalty currency services.

(n) Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is deferred and recognized over the expected life of the partner agreement. Deferred revenue also includes proceeds received by the Corporation for the sale of mileage codes that can be redeemed for multiple loyalty program currencies at a later date. Revenue from the sale of these mileage codes is recognized upon redemption. Deferred revenue is included in other liabilities.

(o) Lease inducements

On signing the office lease, the Corporation received lease inducements from the landlord including a rent-free period of six months and a tenant improvement allowance based on square footage of rentable area of the premises. Lease inducements are amortized to rent expense on a straight-line basis over the term of the lease. Lease inducements are included in other liabilities.

(p) Income taxes

Income tax expenses comprise current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

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  temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
  temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
  taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(q) Earnings per share (“EPS”)

The Corporation presents basic and diluted earnings per share data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(r) Segment reporting

The Corporation operates in a single reportable operating segment – the portfolio of technology solutions to the loyalty program industry.

(s) New standards and interpretations not yet adopted

The Corporation has not early applied the following new and revised IFRS that has been issued but is not yet effective for the three month period ended June 30, 2011:

In November 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 (2010)). IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable. IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. For annual periods beginning before January 1, 2013, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The Corporation intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

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4. FINANCIAL INSTRUMENTS

The Corporation has exposure to the following risks from its use of financial instruments:

  credit risk
  liquidity risk
  market risk

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these condensed consolidated interim financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Corporation’s risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Corporation’s activities. The Corporation, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Corporation’s Audit Committee oversees how management monitors compliance with the Corporation’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Corporation. The Corporation’s Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.

The Corporation’s cash and cash equivalents and restricted cash held as collateral subject the Corporation to credit risk. The Corporation has term deposits, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits, rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various Loyalty Currency Services to loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

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The aging of accounts receivable is as follows:

	June 30, 2011	December 31, 2010	January 1, 2010
Current	$1,621	$1,381	$1,269
Past due 31–60 days	224	404	367
Past due 61–90 days	107	143	127
Past due over 90 days	284	146	152
Trade accounts receivable	2,236	2,074	1,915
Less: allowance for doubtful accounts	(27)	(20)	(8)
	$2,209	$2,054	$1,907

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

For the three months ended	June 30, 2011	December 31, 2010	January 1, 2010
Balance, beginning of period	$38	$16	$52
Provision for (recovery of) doubtful accounts	(11)	4	4
Bad debts written off, net of recoveries, and
other	-	-	(48)
Balance, end of period	$27	$20	$8

The provision for doubtful accounts has been included in operating expenses in the consolidated statement of comprehensive income (loss), and is net of any recoveries that were provided for in a prior period.

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities:

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year	3 years
	Amount		year	to 3	and
As at June 30, 2011				years	beyond
Accounts payable and accrued liabilities	$2,945	$2,945	$2,945	$-	$-
Provisions	84	84	84	-	-
Hedging liabilities	136	136	136	-	-
Payable to loyalty program partners	37,413	37,413	37,413	-	-
	$40,578	$40,578	$40,578	$-	$-

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year	3 years
	Amount		year	to 3	and
As at December 31, 2010				years	beyond
Accounts payable and accrued liabilities	$3,679	$3,679	$3,679	$-	$-
Provisions	102	102	102	-	-
Hedging liabilities	-	-	-	-	-
Payable to loyalty program partners	31,337	31,337	31,337	-	-
	$35,118	$35,118	$35,118	$-	$-

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Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to support these financial liabilities.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Corporation’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar, the EURO and the British Pound. The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements and revenues which are denominated in the EURO and the British Pound. Revenues earned from the Corporation’s partners stationed in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar, the EURO and the British Pound. As at June 30, 2011, forwards with a notional value of $12,997, a carrying value of $281, and settlement dates extending to May 2012, have been designated as cash flow hedges for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses and EURO and British Pound denominated revenues. As at June 30, 2011 and 2010, all hedges were considered effective.

The change in fair value of cash flow hedges is recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are reclassified to income in the same period as the corresponding hedged items are recognized in income. The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets or current portion of other liabilities.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain or loss of translating certain non-US dollar balance sheet accounts, a strengthening US dollar will lead to a FX loss while a weakening US dollar will lead to an FX gain. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s loss by $61 (June 30, 2010 – $138).

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Balances denominated in foreign currencies that are considered financial instruments are as follows:

As at June 30, 2011	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		1.0241	1.6020	1.4391	1.2007
Financial assets
Cash and cash equivalents	$30,593	195	2,466	2,276	44
Restricted cash	1,789	526	-	-	-
Funds receivable from payment processors	8,066	1	166	988	-
Security deposits	2,628	-	67	227	1
Accounts receivable	2,209	217	489	44	-
	$45,285	939	3,188	3,535	45
Financial liabilities
Accounts payable and accrued liabilities	$2,945	1,182	468	-	-
Provisions	84	-	1	11	-
Payable to loyalty program partners	37,413	-	2,104	3,638	17
	$40,442	1,182	2,573	3,649	17

As at December 31, 2010	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		1.0001	1.5471	1.3253	1.0632
Financial assets
Cash and cash equivalents	$28,463	462	1,572	2,957	40
Restricted cash	1,776	376	-	-	-
Funds receivable from payment processors	4,624	-	363	743	3
Security deposits	2,123	-	66	198	2
Accounts receivable	2,054	209	425	30	-
	$39,040	1,047	2,426	3,928	45
Financial liabilities
Accounts payable and accrued liabilities	$3,679	984	433	-	-
Provisions	102	-	1	39	-
Payable to loyalty program partners	31,337	10	1,449	3,644	17
	$35,118	994	1,883	3,683	17

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Capital management

The Corporation defines its capital as shareholders’ equity. The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue additional debt or issue debt to replace existing debt with similar or different characteristics. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements.

The Corporation does not have any externally imposed capital compliance requirements other than restricted cash. There were no changes in the Corporation’s approach to capital management during the three and six month periods ended June 30, 2011 and 2010.

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5. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
For the period ended,	2011	2010	2011	2010

Revenue
United States	$25,516	$15,680	$45,709	$34,300
Europe	7,058	5,432	15,271	9,744
Canada and other	151	551	218	1,121
	$32,725	$21,663	$61,198	$45,165

Revenue
United States	78%	72%	75%	76%
Europe	22%	25%	25%	22%
Canada and other	-	3%	-	2%
	100%	100%	100%	100%

At June 30, 2011, December 31, 2010 and January 1, 2010, substantially all of the Corporation's assets were in Canada.

6. DEPENDENCE ON LOYALTY PROGRAM PARTNERS

For the three month period ended June 30, 2011, there were three (2010 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 81% (2010 – 80%) of the Corporation’s total revenue.

For the six month period ended June 30, 2011, there were three (2010 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 81% (2010 – 81%) of the Corporation’s total revenue.

7. SEASONALITY OF OPERATIONS

The Corporation’s operations are moderately influenced by seasonality. Historically, revenues and operating profits are the smallest in the first quarter and the largest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time. For these reasons, performance may not be comparable quarter to consecutive quarter and is best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

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8. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
For the period ended June 30,	2011	2010	2011	2010
(Increase) decrease in funds receivable from payment processors	$(1,861)	$2,844	$(3,442)	$3,359
(Increase) decrease in security deposits	(176)	(30)	(505)	(183)
Decrease (increase) in accounts receivable	329	193	(155)	619
Decrease (increase) in prepaid and other assets	195	549	(306)	76
Decrease in other assets	140	55	146	83
Increase (decrease) in accounts payable and accrued liabilities	(730)	711	(734)	(277)
Increase (decrease) in provisions	17	(99)	(18)	(139)
Increase (decrease) in other liabilities	59	278	(81)	558
Increase (decrease) in payable to loyalty program partners	617	(7,907)	6,076	(4,778)
	$(1,410)	$(3,406)	$981	$(682)

9. INTANGIBLE ASSETS

As of June 30, 2011, intangible assets of $4,873 are comprised of the following:

			Internal use
			software
			development
	Patents	Trademarks(i)	costs	Total
Cost:
Balance January 1, 2010	$470	$85	$6,786	$7,341
Additions	38	10	3,922	3,970
Impairments/write-offs	(508)	-	(4,364)	(4,872)
Balance December 31, 2010	-	95	6,344	6,439
Additions	-	2	805	807
Balance June 30, 2011	$-	$97	$7,149	$7,246

Accumulated amortization:
Balance January 1, 2010	$-	$-	$5,327	$5,327
Amortization for the period	-	-	537	537
Write-off of fully amortized assets	-	-	(4,269)	(4,269)
Balance December 31, 2010	-	-	1,595	1,595
Amortization for the period	-	-	778	778
Balance June 30, 2011	$-	$-	$2,373	$2,373

Net book value:
January 1, 2010	$470	$85	$1,459	$2,014
December 31, 2010	-	95	4,749	4,844
June 30, 2011	-	97	4,776	4,873

(i) Trademarks are deemed to have an indefinite useful life, and are therefore not amortized.

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10. GOODWILL

On March 31, 2004, the Corporation acquired substantially all of the business assets of MilePoint, Inc., a loyalty program technology provider and operator. Goodwill arising from the MilePoint acquisition amounted to $4,205. Upon conversion to IFRS, an impairment analysis was performed on the carrying value of goodwill arising from the MilePoint acquisition.

The CGU for the goodwill has been defined as the specific partner relationships acquired in the Milepoint acquisition. Since there are no recent sale agreements as of the transition date for any of the Corporation’s assets for which to estimate fair value less costs to sell, the Corporation employed the value in use method for calculating the estimate recoverable amount. The estimated future cash flows from the specific partner relationships which make up the CGU were used to measure the estimated recoverable amount, represented by the products in place at the time of the acquisition (if renewed and still in place at the assessment date) and additional products sold subsequent to the acquisition date.

As of the date of transition to IFRS, the Corporation determined that the carrying value of the goodwill was greater than the recoverable amount. Accordingly, an impairment loss of $1,625 was recognized in retained earnings and allocated as a reduction to the carrying value of goodwill as of January 1, 2010.

11. PROVISIONS

Included in provisions are provisions for the Corporation’s transaction losses (credit card chargebacks) and amounts provided for restructuring costs.

	Chargebacks	Restructuring	Total
Balance January 1, 2010	$113	$154	$267
Amounts charged to income statement	717	(25)	692
Additions (funds paid out)	(722)	(129)	(851)
Effect of exchange rate changes on provisions held in foreign currency	(6)	-	(6)
Balance December 31, 2010	102	-	102
Amounts charged to income statement	237	-	237
Additions (funds paid out)	(266)	-	(266)
Effect of exchange rate changes on provisions held in foreign currency	11	-	11
Balance June 30, 2011	$84	$-	$84

12. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

For the three months period ended June 30,	2011	2010
Net income for basic and diluted earnings per share available to common shareholders	$501	$88
Weighted average number of common shares outstanding – basic	15,036,702	14,982,114
Effect of dilutive securities – stock-based compensation	186,833	60,045
Weighted average number of common shares outstanding – diluted	15,223,535	15,042,159
Earnings per share - reported
Basic	$0.03	$0.01
Diluted	$0.03	$0.01

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For the six months period ended June 30,	2011	2010
Net income for basic and diluted earnings per share available to common shareholders	$312	$531
Weighted average number of common shares outstanding – basic	15,012,434	14,982,092
Effect of dilutive securities – stock-based compensation	173,316	35,230
Weighted average number of common shares outstanding – diluted	15,185,750	15,017,322
Earnings per share - reported
Basic	$0.02	$0.04
Diluted	$0.02	$0.04

a) Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b) Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased if using the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. Stock options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

13. SHARE CAPITAL

Authorized

Unlimited common shares Unlimited preferred shares

Issued

The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance January 1, 2010	14,982,071	$56,662
Exercise of stock options	3,998	21
Balance December 31, 2010	14,986,069	56,683
Exercise of stock options(1)	11,249	65
Balance March 31, 2011	14,997,318	56,748
Exercise of stock options(2)	60,354	540

Balance June 30, 2011	15,057,672	$57,288

(1)	1,250 options previously issued to employees were exercised at CAD$7.40 per share.
9,999 options previously issued to employees were exercised at CAD$3.70 per share.
(2)	39,833 options previously issued to employees were exercised at CAD$7.40 per share.
17,705 options previously issued to employees were exercised at CAD$4.60 per share.
1,650 options previously issued to employees were exercised at CAD$9.00 per share.
1,000 options previously issued to employees were exercised at CAD$5.00 per share.
166 options previously issued to employees were exercised at CAD$4.10 per share.

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On January 31, 2011, the Corporation completed a share consolidation of its common shares through a one-for-ten reverse split. The pre-consolidation balance of common shares is 149,860,939 (December 31, 2009 – 149,820,940). Pursuant to the reverse stock split, shareholders received one new common share for every ten shares held. No fractional shares were issued as a result of the share consolidation, and in the event that a shareholder would otherwise have been entitled to receive a fractional share, such fraction was rounded down to the nearest whole number. The number of shares, options, and price per share and options disclosed in these consolidated financial statements have been adjusted to reflect the share consolidation.

14. SHARE-BASED PAYMENT

Share-based compensation plan

At June 30, 2011, the Corporation had one share-based compensation plan. The Corporation accounts for options granted under this plan in accordance with the fair value based method of accounting for share-based compensation. The estimated fair value of the options that are ultimately expected to vest is recorded over the option’s vesting period and charged to share-based compensation expense. The compensation cost that has been charged against profit or loss and included in employment costs for this plan is $163 for the three month period ended June 30, 2011 (2010 - $153) and $332 for the six month period ended June 30, 2011 (2010 - $315).

Fair value

The fair value of each option grant in the three and six months ended June 30, 2011 and 2010 is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three month period		Six month period
For the period ended June 30,	2011	2010	2011	2010
Dividend Yield	NIL	NIL	NIL	NIL
Risk free rate	2.03%	2.62%	2.28%	2.66%
Expected volatility	77.5%	83.0%	77.7%	81.8%
Expected life of options in years	4.20	4.28	4.20	4.28

A summary of option activity since January 1, 2011 is shown below:

		Weighted Average
		Exercise Price
	Number of Options	(in CAD$)
Balance January 1, 2011	873,994	$9.27
Granted	112,014	11.01
Exercised	(71,603)	6.19
Expired	(35,868)	9.79
Balance June 30, 2011	878,537	$9.72
Exercisable at June 30, 2011	510,990	$11.76
Options available to grant	614,636

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15. GUARANTEES, COMMITMENTS AND CONTINGENCIES

As at June 30, 2011	Total	2011	2012	2013	2014	2015+
Operating leases(1)	4,454	380	726	752	734	1,862
Principal revenue(2)	76,619	10,937	29,058	18,323	18,301	-
	$81,073	$11,317	$29,784	$19,075	$19,035	$1,862

(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.

16. EXPLANATION OF TRANSITION TO IFRS

As stated in Note 2(a), these are the Corporation’s first condensed consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies set out in Note 3 have been applied in preparing the interim financial statements for the three and six months ended June 30, 2011, the comparative information presented in these interim financial statements for both the three and six months ended June 30, 2010 and year ended December 31, 2010 and in the preparation of an opening IFRS balance sheets at January 1, 2010 (the Corporation’s date of transition).

In preparing its opening IFRS balance sheet, the Corporation has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Corporation’s balance sheets, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Initial IFRS 1 elections upon adoption

The guidance for the first-time adoption of IFRS is set out in IFRS 1, which provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS. Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS:

Business combinations – IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively from the transition date. The retrospective basis would require restatement of all business combinations that occurred prior to January 1, 2010, the transition date. The Corporation elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its transition date and such business combinations have not been restated. However, in accordance with the requirements of IAS 36, Impairment of Assets, an impairment analysis was performed on the carrying value of goodwill arising on such business combinations, and an impairment charge to goodwill was recorded as of the transition date.

Cumulative translation differences – IFRS 1 permits cumulative translation gains and losses to be reset to zero at transition date. The Corporation elected to reset all cumulative translation losses to zero in opening retained earnings at of the transition date.

Share-based payments – IFRS 2, Share-based Payment, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. The Corporation elected under IFRS 1 not to retrospectively apply IFRS 2 to equity instruments that had vested and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by the transition date.

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RECONCILIATION OF CONSOLIDATED BALANCE SHEETS AS OF JANUARY 1, 2010

		Canadian
		GAAP	IFRS	IFRS	IFRS
(Expressed in thousands of United States dollars)	NOTE	balance	adjustments	reclassification	balance
ASSETS
Current Assets
Cash and cash equivalents		$26,414			$26,414
Restricted cash		802			802
Funds receivable from payment processors		5,855			5,855
Security deposits		2,463			2,463
Accounts receivable		1,907			1,907
Future income tax asset	(d)	945		(945)	-
Prepaid expenses and other assets		898			898
		39,284		(945)	38,339

Property and equipment		607			607
Intangible assets		2,014			2,014
Goodwill	(a)	4,205	(1,625)		2,580
Deferred income tax asset	(d)	-		945	945
Other assets		1,033			1,033
		7,859	(1,625)	945	7,179
		$47,143	(1,625)	-	$45,518

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$2,820			$2,820
Provisions		267			267
Current portion of other liabilities		609			609
Payable to loyalty program partners		30,215			30,215
		33,911			33,911
Other liabilities		301			301
		34,212			34,212

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive loss	(c)	(2,566)		2,566	-
Accumulated deficit		(49,463)	(2,004)	(2,566)	(54,033)
		(52,029)	(2,004)	-	(54,033)
Capital stock		56,662			56,662
Contributed surplus	(b)	8,298	379		8,677
		12,931	(1,625)		11,306
		$47,143	(1,625)		$45,518

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RECONCILIATION OF CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2010

		Canadian
		GAAP	IFRS	IFRS	IFRS
(Expressed in thousands of United States dollars)	NOTE	balance	adjustments	reclassification	balance
ASSETS
Current Assets
Cash and cash equivalents		$22,386			$22,386
Restricted cash		1,752			1,752
Funds receivable from payment processors		2,496			2,496
Security deposits		2,646			2,646
Accounts receivable		1,288			1,288
Future income tax asset	(d)	1,306		(1,306)	-
Prepaid expenses and other assets		822			822
		32,696		(1,306)	31,390

Property and equipment		1,341			1,341
Intangible assets		4,123			4,123
Goodwill	(a)	4,205	(1,625)		2,580
Deferred income tax asset	(d)	-		1,306	1,306
Other assets		950			950
		10,619	(1,625)	1,306	10,300
		$43,315	(1,625)	-	$41,690

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$2,543			$2,543
Provisions		128			128
Current portion of other liabilities		758			758
Payable to loyalty program partners		25,437			25,437
		28,866			28,866
Other liabilities		710			710
		29,576			29,576

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive loss	(c)	(2,607)		2,566	(41)
Accumulated deficit		(48,911)	(2,025)	(2,566)	(53,502)
		(51,518)	(2,025)	-	(53,543)
Capital stock		56,665			56,665
Contributed surplus	(b)	8,592	400		8,992
		13,739	(1,625)		12,114
		$43,315	(1,625)		$41,690

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RECONCILIATION OF CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010

		Canadian
		GAAP	IFRS	IFRS	IFRS
(Expressed in thousands of United States dollars)	NOTE	balance	adjustments	reclassification	balance
ASSETS
Current Assets
Cash and cash equivalents		$28,463			$28,463
Restricted cash		1,776			1,776
Funds receivable from payment processors		4,624			4,624
Security deposits		2,123			2,123
Accounts receivable		2,054			2,054
Future income tax asset	(d)	984		(984)	-
Prepaid expenses and other assets		1,179			1,179
		41,203		(984)	40,219

Property and equipment		1,611			1,611
Intangible assets		4,844			4,844
Goodwill	(a)	4,205	(1,625)		2,580
Deferred income tax asset	(d)	-		984	984
Other assets		613			613
		11,273	(1,625)	984	10,632
		$52,476	(1,625)	-	$50,851

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$3,679			$3,679
Provisions		102			102
Current portion of other liabilities		629			629
Payable to loyalty program partners		31,337			31,337
		35,747			35,747
Other liabilities		951			951
		36,698			36,698

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive (loss) income	(c)	(2,269)		2,566	297
Accumulated deficit		(47,507)	(2,009)	(2,566)	(52,082)
		(49,776)	(2,009)	-	(51,785)
Capital stock		56,683			56,683
Contributed surplus	(b)	8,871	384		9,255
		15,778	(1,625)		14,153
		$52,476	(1,625)		$50,851

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RECONCILIATION OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED JUNE 30, 2010

		Canadian
		GAAP	IFRS	IFRS
(Expressed in thousands of United States dollars)	NOTE	balance	adjustments	balance
REVENUE
Principal		$20,063		$20,063
Other partner revenue		1,595		1,595
Interest		5		5
		21,663		21,663
EXPENSES
Direct cost of principal revenue		17,356		17,356
Employment costs	(b)	2,646	4	2,650
Marketing & communications		282		282
Technology services		224		224
Depreciation and amortization		152		152
Foreign exchange gain		(13)		(13)
Operating expenses		918		918
		21,565	4	21,569
OPERATING INCOME - before undernoted		98	(4)	94
Interest and other charges		6		6
INCOME BEFORE INCOME TAXES		92	(4)	88
Deferred tax recovery		-		-
NET INCOME		92	(4)	88
OTHER COMPREHENSIVE LOSS:
Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $95		(212)		(212)
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $18		(39)		(39)
OTHER COMPREHENSIVE LOSS		(251)		(251)
COMPREHENSIVE LOSS		$(159)	(4)	$(163)
Loss per share
Basic		$0.01		$0.01
Diluted		$0.01		$0.01

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RECONCILIATION OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2010

		Canadian
		GAAP	IFRS	IFRS
(Expressed in thousands of United States dollars)	NOTE	balance	adjustments	balance
REVENUE
Principal		$41,900		$41,900
Other partner revenue		3,259		3,259
Interest		6		6
		45,165		45,165
EXPENSES
Direct cost of principal revenue		36,643		36,643
Employment costs	(b)	5,310	21	5,331
Marketing & communications		544		544
Technology services		435		435
Depreciation and amortization		287		287
Foreign exchange gain		(35)		(35)
Operating expenses		1,750		1,750
		44,934	21	44,955
OPERATING INCOME - before undernoted		231	(21)	210
Interest and other charges		21		21
INCOME BEFORE INCOME TAXES		210	(21)	189
Deferred tax recovery		(342)		(342)
NET INCOME		552	(21)	531
OTHER COMPREHENSIVE LOSS:
Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $7		16		16
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $26		(57)		(57)
OTHER COMPREHENSIVE LOSS		(41)		(41)
COMPREHENSIVE INCOME		$511	(21)	$490
Earnings per share
Basic		$0.04		$0.04
Diluted		$0.04		$0.04

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Material adjustments to the statement of cash flows for 2011

Other than the change in equity-settled share-based payment transactions, there are no other material differences between the statement of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP.

Notes to the reconciliations

(a) Goodwill impairment

The Corporation had a goodwill balance of $4,205 from a business acquisition in 2004. As the Corporation elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its transition date, IAS 36, Impairment of Assets, was applied as of the transition date. An impairment analysis was performed on the carrying value of goodwill, and the resulting goodwill impairment of $1,625 was adjusted through retained earnings as of the transition date (refer to Note 10).

(b) Share-based payments

IFRS 2 requires that if the equity instruments granted do not vest until the counterparty completes a specified period of service, the entity should account for them as they are rendered during the vesting period. If the options vest in instalments, each tranche is to be considered a separate award with the compensation cost amortized accordingly with a corresponding charge to contributed surplus during the applicable vesting period.

Canadian GAAP permits the Corporation to consider the total fair value of the options that are ultimately expected to vest based on performance-related conditions and on future services, to be recognized as compensation cost over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus.

The effect of implementing IFRS 2 on transition increased the employee stock option expense by $379, recognized through opening retained earnings, at January 1, 2010, $400 at June 30, 2010, and $384 at December 31, 2010.

(c) Foreign currency translation exemption

In accordance with IFRS 1, the Corporation has elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its transition date. As a result, $2,566 of accumulated other comprehensive loss was adjusted through retained earnings at the transition date.

(d) Deferred tax reclassification

Under IFRS, all deferred taxes are classified as non-current, irrespective of the classification of the underlying assets or liabilities to which they relate, or the expected reversal of the temporary difference. The Corporation reclassified $945 at January 1, 2010, $1,306 at June 30, 2010, and $984 at December 31, 2010 from deferred tax assets (current) to deferred tax assets (non-current).

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